SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

BLACKSKY TECHNOLOGY, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

09263B108

(CUSIP Number)

Ajay Royan

Mithril II LP

c/o Mithril Capital Management

600 Congress Avenue, Suite 3100

Austin, TX 78701

(512) 717-3770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 09263B108	13D

1	NAMES OF REPORTING PERSONS Mithril LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,386,626 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,386,626 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,386,626 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Mithril I (as defined in Item 2(a) below). Mithril GP (as defined in Item 2(a) below) is the general partner of Mithril I and Mithril GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the authorized person of Mithril GP. Ajay Royan and Peter Thiel are the members of the investment committee of Mithril GP. The investment committee makes all investment decisions with respect to shares held by Mithril I and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 115,949,075 shares of Common Stock (as defined in Item 1(a) below) outstanding as reported by the Issuer in its Form 8-K dated September 15, 2021 and filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2021 (the “Form 8-K”) under the Act.

CUSIP No. 09263B108	13D

1	NAMES OF REPORTING PERSONS Mithril GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,386,626 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,386,626 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,386,626 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Mithril I. Mithril GP is the general partner of Mithril I and Mithril GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the authorized person of Mithril GP. Ajay Royan and Peter Thiel are the members of the investment committee of Mithril GP. The investment committee makes all investment decisions with respect to shares held by Mithril I and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 115,949,075 shares of Common Stock outstanding as reported by the Issuer in the Form 8-K.

CUSIP No. 09263B108	13D

1	NAMES OF REPORTING PERSONS Mithril II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,241,400 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,241,400 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,241,400 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Mithril II (as defined in Item 2(a) below). Mithril II UGP (as defined in Item 2(a) below) is the general partner of Mithril II GP (as defined in Item 2(a) below), which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee established by Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 115,949,075 shares of Common Stock outstanding as reported by the Issuer in the Form 8-K.

CUSIP No. 09263B108	13D

1	NAMES OF REPORTING PERSONS Mithril II GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,241,400 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,241,400 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,241,400 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee established by Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 115,949,075 shares of Common Stock outstanding as reported by the Issuer in the Form 8-K.

CUSIP No. 09263B108	13D

1	NAMES OF REPORTING PERSONS Mithril II UGP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,241,400 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,241,400 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,241,400 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee established by Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 115,949,075 shares of Common Stock outstanding as reported by the Issuer in the Form 8-K.

CUSIP No. 09263B108	13D

1	NAMES OF REPORTING PERSONS Ajay Royan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,628,026 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,628,026 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,628,026 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes (i) 10,386,626 shares held by Mithril I and (ii) 8,241,400 shares held by Mithril II. Mithril GP is the general partner of Mithril I and Mithril GP may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Mithril I. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Mithril II. Ajay Royan is the authorized person of Mithril I GP and is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee of Mithril GP and the members of the investment committee established by Mithril II GP. Each of the investment committees makes all investment decisions with respect to the shares held by each of Mithril I and Mithril II, respectively, and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Mithril I and Mithril II.

(2)	Based on 115,949,075 shares of Common Stock outstanding as reported by the Issuer in the Form 8-K.

CUSIP No. 09263B108	13D

1	NAMES OF REPORTING PERSONS Peter Thiel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,628,026 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,628,026 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,628,026 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes (i) 10,386,626 shares held by Mithril I and (ii) 8,241,400 shares held by Mithril II. Mithril GP is the general partner of Mithril I and Mithril GP may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Mithril I. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Mithril II. Ajay Royan is the authorized person of Mithril I GP and is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee of Mithril GP and the members of the investment committee established by Mithril II GP. Each of the investment committees makes all investment decisions with respect to the shares held by each of Mithril I and Mithril II, respectively, and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Mithril I and Mithril II.

(2)	Based on 115,949,075 shares of Common Stock outstanding as reported by the Issuer in the Form 8-K.

CUSIP No. 09263B108	13D

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the Class A Common Stock, par value $0.0001 per share (“Common Stock”), of BlackSky Technology, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 13241 Woodland Park Road, Suite 300, Herndon, VA 20171. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2. Identity and Background.

(a) This Statement is being filed by Mithril LP (“Mithril I”), Mithril GP LP (“Mithril GP”), Mithril II LP (“Mithril II”), Mithril II GP LP (“Mithril II GP”), Mithril II UGP LLC (“Mithril II UGP”, and together with Mithril I, Mithril GP, Mithril II and Mithril II GP, the “Reporting Entities”) and Ajay Royan (“Royan”) and Peter Thiel (“Thiel” and together with Royan, the “Reporting Individuals”). The Reporting Entities and the Reporting Individuals are collectively referred to as the “Reporting Persons”. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The address of the principal offices of each Reporting Entity and the business address of each Reporting Individual is c/o Mithril Capital Management LLC, 600 Congress Avenue, Suite 3100, Austin, TX 78701.

(c) Mithril I and Mithril II are each venture capital investment entities. Mithril GP is the general partner of Mithril I. Mithril II GP is the general partner of Mithril II. Mithril II UGP is the general partner of Mithril II GP. Each Reporting Individual is engaged through each of Mithril I and Mithril II in acquiring, holding and disposing of interests in various companies for investment purposes. The Reporting Individuals are members of the investment committee of Mithril GP and the investment committee established by Mithril II GP and Royan is the authorized person of Mithril GP and the sole managing member of Mithril II UGP.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons is, or during the last five years has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mithril II UGP is a limited liability company organized under the laws of the State of Delaware. Mithril I, Mithril GP, Mithril II and Mithril II GP are limited partnerships organized under the laws of the State of Delaware. Royan is a citizen of Canada. Thiel is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

All of the securities reported herein as beneficially owned by the Reporting Persons were acquired either (i) pursuant to the Agreement and Plan of Merger by and among, the Issuer, Osprey Technology Merger Sub, Inc. (“Merger Sub”) and BlackSky Holdings, Inc. (“Original BlackSky”), dated as of February 17, 2021 (the “Business Combination Agreement”) or (ii) pursuant to the terms of a Subscription Agreement by and between the Issuer and Mithril II (the “PIPE Financing”).

The Business Combination (as defined below) closed on September 9, 2021 (the “Closing”). Effective upon the Closing, among other things, Merger Sub merged with and into Original BlackSky (the “Business Combination”), with Original BlackSky surviving the Merger (the “Surviving Company”) as a wholly owned subsidiary of the Issuer. In connection with the Business Combination, the Issuer, previously known as Osprey Technology Acquisition Corp., was renamed “BlackSky Technology, Inc.” Effective upon the Closing, among other things, each share of Original BlackSky’s existing common and preferred stock was automatically cancelled and converted into shares of Common Stock (the “Conversion Shares”) at the Exchange Ratio (as defined in the Business Combination Agreement). The above summary is qualified by reference to such description and the full text of the Business Combination Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

Mithril II purchased 500,000 shares of Common Stock in the PIPE Financing for a purchase price of $10.00 per share and an aggregate purchase price of $5,000,000.00.

Following the Closing and the PIPE Financing, the Reporting Persons held an aggregate of 18,628,026 shares of the Issuer’s Common Stock.

All shares of the capital stock of the Issuer purchased by each of Mithril I and Mithril II have been purchased using investment funds provided to each of Mithril I and Mithril II by their respective limited partner and general partner investors. No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of Mithril I and Mithril II, the respective general partner and limited partners of each of Mithril I and Mithril II may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with the Business Combination, Mithril I, Mithril II and certain of the Issuer’s other investors entered into a Registration Rights Agreement, dated September 9, 2021, with the Issuer (the “Rights Agreement”). Upon the closing of the Business Combination, the stockholders party thereto are entitled to certain registration rights, including the right to demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s proxy statement/consent solicitation statement/prospectus (File No. 333- 256103) filed with the Commission on August 11, 2021 (the “Proxy Statement”), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

The Conversion Shares held by Mithril I and Mithril II are subject to certain lock-up restrictions, which prohibit, subject to certain limited exceptions, the sale, transfer or conveyance of any of the Conversion Shares held by Mithril I and Mithril II for 180 days following the closing of the Business Combination. The above summary is qualified by reference to such description and the full text of the Amended and Restated Bylaws of the Issuer, which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

In connection with the PIPE Transaction, Mithril II entered into a Subscription Agreement with the Issuer, for the purchase of 500,000 shares of Common Stock at $10.00 per share. The above summary is qualified by reference to such description and the full text of the Subscription Agreement, which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated September 20, 2021, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Agreement and Plan of Merger, dated as of February 17, 2021, by and among the Issuer, Osprey Technology Merger Sub, Inc. and BlackSky Holdings, Inc. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K as filed with the Commission on September 15, 2021 (File No. 001-39113) and incorporated herein by reference).

Exhibit 3:	Form of Registration Rights Agreement, by and among the Issuer and certain of its stockholders (filed as Annex I to the Issuer’s Proxy Statement as filed with the Commission on August 11, 2021 (File No. 333- 256103) and incorporated herein by reference).

Exhibit 4:	Amended and Restated Bylaws of the Issuer, dated as of September 9, 2021 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K as filed with the Commission on September 15, 2021 (File No. 001-39113) and incorporated herein by reference).

Exhibit 5:	Form of Subscription Agreement, (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the Commission on September 15, 2021 (File No. 001-39113) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2021

MITHRIL II LP

By:	Mithril II GP LP
Its:	General Partner
By: Its:	Mithril II UGP LLC General Partner

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

MITHRIL II GP LP

By: Its:	Mithril II UGP LLC General Partner

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

MITHRIL II UGP LLC

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

Mithril LP

By:	Mithril GP LP
Its:	General Partner

By:	/s/ Ajay Royan
Ajay Royan, Authorized Person

Mithril GP LP

By:	/s/ Ajay Royan
Ajay Royan, Authorized Person

/s/ Ajay Royan
Ajay Royan

/s/ Peter Thiel
Peter Thiel

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: September 20, 2021

MITHRIL II LP

By:	Mithril II GP LP
Its:	General Partner
By: Its:	Mithril II UGP LLC General Partner

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

MITHRIL II GP LP

By:	Mithril II UGP LLC
Its:	General Partner

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

MITHRIL II UGP LLC

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

Mithril LP

By:	Mithril GP LP
Its:	General Partner

By:	/s/ Ajay Royan
Ajay Royan, Authorized Person

Mithril GP LP

By:	/s/ Ajay Royan
Ajay Royan, Authorized Person

/s/ Ajay Royan
Ajay Royan

/s/ Peter Thiel
Peter Thiel